UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Agreement with Altius Resources Inc. whereby the Company acquired the Nuiklavik Property, dated 1/6/2010

2. Exhibit 99.2 - Joint Venture Agreement with Medallion Resources Ltd., whereby Medallion could acquire a 65% interest in the Eden Lake Property, dated 2/17/2010

3. Exhibit 99.3 - Agreement between Newmont whereby Newmont terminated its right to acquire a 65% interest in the Bear Lodge Property, dated 5/14/2010

4. Exhibit 99.4 - Amendment to Medallion JV Agreement, dated 9/15/2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834 (Registrant)

Date: October 25, 2010	/s/ Winnie Wong
Winnie Wong, Corporate Secretary